Brian F. Link, Esq. Managing Director and Managing Counsel T+ 1-617-662-1504 Brian.link@statestreet.com State Street Corporation One Congress Street Boston, MA 02114-2016 statestreet.com

March 19, 2025

VIA EDGAR CORRESPONDENCE FILING

United States Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

Attn: Alison T. White

Re:	Litman Gregory Funds Trust (File Nos.: 333-10015 and 811-07763)

Ladies and Gentlemen:

On behalf of the above-named registrant (the “Registrant”), we provide the responses set forth below to the comments given orally by Ms. Alison T. White of the staff (the “Staff”) of the Securities and Exchange Commission on February 19, 2025, with respect to the Registrant’s Form N-14, relating to the Reorganization of the iMGP Alternative Strategies Fund (the “Target Fund”) into the iMGP High Income Fund (the “Acquiring Fund”) (the “Reorganization”).

The Staff’s comments are set forth below in bold typeface for your reference. Capitalized terms have the same meaning ascribed to them in the Form N-14 unless otherwise indicated. Revised disclosure intended to address these comments will be included in a revised Form N-14 to be filed on or about the same date as the filing of this response letter. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure. We have consulted with the Registrant and Fund Counsel in preparing and submitting this response letter.

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The Registrant’s responses to the Staff’s comments are as follows.

1.

Disclose in the “Summary” that the portfolio managers of the Target Fund do anticipate selling a material portion (approximately [__]%) of the holdings of the Target Fund in preparation for the Reorganization. Also disclose the reasons why a material portfolio of the holdings of the Target Fund need to be sold.

Comment accepted. The Registrant confirms that it will include this disclosure under the Summary. The Registrant will also add to this disclosure the following: “To further align the portfolio of the Target Fund with the portfolio of the Acquiring Fund, a material portion (approximately 25%-35%) of the holdings of the Target Fund will need to be sold. These holdings are primarily the equity securities and managed futures in the contrarian equity, merger arbitrage and enhanced trend-following strategies of the Target Fund. The Acquiring Fund does not utilize such strategies.”

2.	Please clarify what the Registrant means by its use of “compatible” when disclosing the investment strategies of the Target Fund and the Acquiring Fund.

Comment accepted. The Registrant confirms that for clarity it will change reference from “compatible” to “comparable.”

3.	Please disclose how the nature and risk of an investor’s investment will change when the Reorganization occurs.

Comment accepted. The Registrant will add the following disclosure: “The Acquiring Fund invests approximately 15% to 20% in bank loans as compared to less than 5% for the Target Fund. As a result, the Acquiring Fund is subject to a higher degree of liquidity and valuation risk than the Target Fund. However, the Target Fund is subject to certain risks that do not apply to the Acquiring Fund, such as those related to the Target Fund’s long-short and arbitrage investment strategies. As a result, the Advisor believes that the Acquiring Fund is more conservative from a risk perspective.”

4.

Under “Why did the Trustees approve the Reorganization,” include disclosure regarding the business, legal and other issues that prompted the Reorganization and explain how the Reorganization is designed to address these issues.

Comment accepted. The Registrant will add the following disclosure: “In recommending the Reorganization to the Board of the Trust, the Advisor highlighted the significant outflows and complexity of the Target Fund, noting that the Target Fund had experienced $384 million in outflows in 2023 and $275 million in outflows year to date (as of September 30, 2024). The Advisor noted that with the evolving landscape of the alternative asset class, investors are increasingly favoring funds that focus mainly on one alternative investment strategy

(like the Acquiring Fund) rather than funds that employ a variety of alternative investment strategies (like the Target Fund). The Advisor determined that continuing to operate the Target Fund as currently constituted was not in the long-term best interests of the Target Fund. The Advisor recommended the Reorganization based on a determination that the Acquiring Fund’s investment strategies make it a comparable fund within the Trust for a Reorganization given that the Acquiring Fund is highly correlated with the Target Fund and has demonstrated better performance and lower volatility.”

5.

The Registrant states that “The Target Fund and the Acquiring Fund have the same fundamental investment policies, except for certain differences with respect to investments in commodities.” Please disclose whether the differences with respect to investments in commodities is material.

Comment accepted. The Registrant confirms that the differences with respect to investments by the Target Fund and the Acquiring Fund in commodities is not material. The Registrant will add disclosure stating that these differences are not expected to be material.

6.

The Registrant is reminded to highlight material differences in the investment strategies between the Target Fund and the Acquiring Fund. In considering what is a material difference, picking a point in time may not represent how a portfolio is managed over a relevant period.

Comment accepted. The Registrant will add the following disclosure: “While certain of the Target Fund’s and Acquiring Fund’s investment strategies are similar, there are differences. For example, the Target Fund employs contrarian equity, merger arbitrage and enhanced trend following strategies, which are not strategies of the Acquiring Fund. In addition, the Acquiring Fund’s multi-credit strategy invests to a greater extent in bank loans, which exposes the Acquiring Fund to a greater degree of liquidity and valuation risk than the Target Fund. However, the Advisor believes that the Funds utilize comparable investment strategies and that the Reorganization provides shareholders of the Target Fund with an investment that is sufficiently similar as to occupy an equivalent role in a broader portfolio, but with stronger long-term potential, improved downside protection, lower costs, and a similar focus on risk management.” The Registrant believes that its statements regarding the comparability of the Target Fund’s and the Acquiring Fund’s investment strategies accurately reflect the management of the Funds both at a point in time and over longer periods.

7.

Please advise how the Registrant calculated the relevant percentages in this statement “As of December 31, 2024, the Target Fund had [78]% of its portfolio in various fixed income instruments as compared to [79]% for the Acquiring Fund.”

Comment acknowledged. In calculating the Target Fund’s exposure to fixed income instruments, the Registrant used the Fund’s Schedule of Investments for the year ended December 31, 2024. The Registrant has revised that disclosure to clarify that the Target Fund had approximately 54.2% of its portfolio in various fixed income instruments as compared to approximately 86.9% for the Acquiring Fund as of that date.

8.

The Target Fund includes Commodities Risk as a Principal Risk. Please add related commodities disclosure to the Fund’s principal investment strategies or, if commodities are not a component of the Fund’s principal investment strategies, remove Commodities Risk from the Fund’s Principal Risks.

Comment accepted. The Registrant confirms that commodities are not a component of the Target Fund’s principal investment strategies. The Registrant has removed Commodities Risk as a Principal Risk of the Target Fund.

9.

Under “PORTFOLIO SECURITIES,” the Registrant states that “If the Reorganization is effected, the Advisor will analyze and evaluate the portfolio securities of the Target Fund being transferred to the Acquiring Fund.” Confirm whether this disclosure intimates that a second reorganization is likely.

Comment accepted. A second reorganization is not expected to occur or anticipated. The Registrant has removed this sentence.

10.

Under “TAX STATUS OF THE REORGANIZATION, the Registrant states that “The holding period in the hands of the Acquiring Fund of each asset of the Target Fund transferred in the Reorganization, other than assets with respect to which gain or loss is required to be recognized in the Reorganization, will include the period during which the asset was held by the Target Fund (except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset)”. Clarify what is meant by “(except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset)”.

Comment accepted. The Registrant will remove that disclosure.

11.	Under “ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND – Sub-Advisors,” please disclose the percentage of the Acquiring Fund’s assets allocated to each Strategy.

Comment accepted. The Registrant will add disclosure regarding the percentage of the Acquiring Fund’s assets allocated to each Strategy.

12.	Under “ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND – Sub-Advisors,” please consider limiting portfolio manager disclosure to that which is required by Item 10(a)(2) of Form N-1A.

Comment accepted. The Registrant will revise the portfolio manager disclosure to comport with Item 10(a)(2) of Form N-1A.

13.	Under “ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND – Sub-Advisors,” please amend relevant disclosure regarding each Strategy so that it is clear and precise and in plain English.

Comment accepted. The Registrant will revise the relevant disclosure regarding each Strategy so that it is clear and precise and in plain English.

14.	Under “ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND – Sub-Advisors,” please provide examples of what is meant by “non-index-eligible securities.”

Comment accepted. The Registrant will revise that disclosure accordingly.

15.

Under “ADDITIONAL INFORMATION ABOUT THE ACQUIRING FUND – Sub-Advisors,” please clarify what is meant by “Risk management is a function of a number of factors, one being the overall sizing of the allocation at the fund level.”

Comment accepted. The Registrant will remove that sentence and revise the related disclosure in that paragraph in connection with Comment 13 above.

16.	Please confirm on what Rule the Registrant is relying on to incorporate by reference disclosure regarding indemnification. Please revise or clarify.

Comment accepted. The Registrant will revise the disclosure to include relevant indemnification provisions.

17.	Please confirm why Item 17 Undertakings: has been omitted. Please revise or clarify.

Comment accepted. The Registrant will provide a response in relation to Item 17 Undertakings.

18.	Please confirm who signed the registration statement as comptroller or PFO as required by Section 6(a) under the Securities Act of 1933, as amended.

Comment acknowledged. The Registrant confirms that John M. Coughlan, Treasurer and Principal Financial Officer of the Registrant, signed the registration statement.

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Please direct any further comments or questions regarding this response letter to the undersigned at (617) 821-5257.

Very truly yours,

/s/ Brian F. Link
Brian F. Link

cc:	iM Global Partner Fund Management, LLC

David A. Hearth, PAUL HASTINGS LLP

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